PART II - OFFERING CIRCULAR

FISYN FUND II LLC

777 Main Street, Suite 600

Fort Worth, TX, 76102

Phone No.: (512) 739-7567

https://www.fisyn.com

Amendment No. 1

To the Offering Circular dated May 1, 2025

Dated November 10, 2025

This document amends, and should be read in conjunction with, the offering circular of FISYN FUND II LLC (the “Company,” “we”, “our” or “us”), dated May 1, 2025 and filed by us with the Securities and Exchange Commission (the “Offering Circular”) and should be read in conjuncture therewith along with any previous amendments as one document. Unless otherwise defined in this amendment, capitalized terms used in this amendment shall have the same meanings as set forth in the Offering Circular.

The purpose of this amendment is to:

●	Disclose new terms added in the Company’s second amended and restated company agreement (the “Second Amended Agreement”) which is attached as Exhibit 2.2; and

●	Disclose related party transactions of which the Company intends to enter to purchase properties under common control with affiliates of FISYN Management Company LLC, a Texas limited liability company, the manager of the Company (the “Manager”).

Company Agreement

On October 14, 2025, the Company amended and restated its amended and restated company agreement (the “First Amended Agreement”) with the Second Amended Agreement. The purpose of amending the First Amended Agreement was to add a provision permitting the Manager to enter into certain side letter agreements on behalf of the Company with investors purchasing membership interest in the Company through an offering exempt from registration pursuant to Regulation D, Rule 506(c) of the Securities Act of 1933, as amended. The First Amended Agreement otherwise remains unchanged. No side letter agreements will be entered into with investors in this offering. The following provisions were added to the Second Amended Agreement:

Section 2.1	Defined Terms

oo. Side Letter(s). Side Letter(s) shall have the meaning as set forth in Section 5.5.

Section 5.5	Side Letter Authority

Notwithstanding anything to the contrary contained in this Agreement, the Manager shall have the authority, without any the approval, or vote of the Members, to enter into a separate agreement or letter agreement (each, a “Side Letter”) with any Member or prospective Member (including any affiliate thereof), which has the effect of establishing rights under, or altering or supplementing the terms of, this Agreement or any related agreement, including, without limitation, rights to additional or different information, fee structures, withdrawal rights, voting rights, or other economic or non-economic terms; provided, however, that any such Side Letter shall not adversely affect the rights or obligations of any other Member without that Member’s written consent.

The Company and all Members hereby agree that the Manager shall be authorized to enter into any such Side Letters and that the terms of any such Side Letter to which the Company is a party shall be binding upon the Company and enforceable in accordance with its terms (notwithstanding any other provision of this Agreement). The Manager shall not be required to disclose the existence or terms of any such Side Letter to any other Member unless required by law or regulation.”

Section 5.8	Specific Powers of the Manager

Without limiting the authority set forth in Section 5.1, the Manager shall have power and authority on behalf of the Company to:

g. Enter into Side Letters on behalf of the Company pursuant to Section 5.5;

Related Party Transactions

From time to time, the Company may purchase complete or partial interests in real property owned by the Manager, its affiliates, or from companies under common control with the Manager. Such transactions will be valued (i) at the cost of acquisition plus carrying costs, or (ii) by obtaining one or more appraisals conducted by a third party appraiser. The Company is currently targeting the following transactions:

Property	Location	Acquisition Price of Property	Company Ownership Interest in Property
4335, IH 35, San Antonio, TX(1)	San Antonio, TX	$653,254.79	38.432%
5615 IH 35 N Service Rd, New Braunfels, TX(2)	New Braunfels, TX	$379,204.10	6.610%
5675 IH 35 N Service Rd, New Braunfels, TX(2)	New Braunfels, TX	$523,430.17	18.581%
	Total:	$1,555,889.06

(1) The property is owned by LOBOMLB Holdings LLC

(2) The property is owned by RMSH Holdings LLC

Each property described above is currently undeveloped raw land. All the property owning entities listed above are 100% owned and controlled by affiliates of the Manager of the Company. The proposed ownership percentages the Company intends to purchase for the properties described above were determined by calculating the purchase price and carry costs and multiplying that number by the percentage interest the Company intends to purchase. The Company currently intends to acquire title as a tenant-in-common but reserves the right to acquire title another way.

The property in San Antonio, TX is near the I-35 Northeast Expansion (NEX), which will create a new off-ramp providing direct, unimpeded access to our site. This will dramatically increase traffic and exposure, with the potential to transform the property into a prime location. The Company plans to pursue strategic rezoning, utility infrastructure, and entitlements.

The two neighboring parcels in New Braunfels, TX are in the pre-development phase. This comprehensive process involves:

●	Determining Highest and Best Use: Identifying the optimal development scenario to maximize the property’s value.

●	Site Planning and Replatting: Reconfiguring the land for efficient development.

●	Infrastructure and Utilities: Coordinating with utility companies to bring necessary services (water, sewer, power) to the site.

●	Preliminary Design and Engineering: Obtaining initial civil engineering plans, architectural concepts, and Mechanical, Electrical, and Plumbing (MEP) designs to ensure the property is fully prepared for a buyer.

Risk Factors Related To Co-Ownership Of Property

The Company may enter into one or more joint ventures, tenant-in-common (“TIC”), or similar co-ownership arrangements with affiliated or unaffiliated third parties to acquire and develop student housing. Any such arrangements may expose the Company and its Members to risks that differ from, and in some cases may be greater than, those associated with investments owned and operated solely by the Company.

The Company may be dependent joint venture or TIC Partners.

The success of any joint venture or TIC arrangement will depend, in part, on the financial strength, cooperation, and performance of the Company’s co-owners or partners. The Company and its Members may be highly dependent on such partners for capital contributions, management decisions, and operational execution. If a joint venture or TIC partner fails to perform its obligations, becomes insolvent, or otherwise acts in a manner inconsistent with the Company’s interests, the operations and profitability of the underlying investment could be materially and adversely affected. The Company may have limited recourse against a defaulting or non-performing partner and may be required to assume additional obligations to preserve the investment.

The terms of a joint venture agreement or TIC co-ownership arrangement may restrict the Company’s ability to independently control investment decisions, including decisions regarding budgets, leasing, financing, major capital expenditures, or the timing and terms of property sales.

In some cases, the Company’s consent rights may be limited or subject to “deadlock” provisions that require mediation, arbitration, or other time-consuming processes. As a result, the Company may be unable to take actions that it deems to be in the best interest of Members or may be bound by decisions made by a partner or co-owner that are adverse to the Company’s objectives.

Joint venture or TIC partners may have economic or strategic interests that differ from those of the Company, including differing investment horizons, return expectations, tax considerations, or risk tolerances.

These misaligned interests may result in disagreements regarding major decisions such as refinancing, capital improvements, or sale of the underlying property. A partner may desire to sell its interest or the property at a time when the Company believes it is disadvantageous to do so, or vice versa. In some TIC structures, any single co-owner may have the right to force a sale of the entire property under applicable partition laws, regardless of the Company’s investment strategy.

If a joint venture or TIC partner becomes bankrupt or insolvent, its creditors may seek to claim such partner’s interest in the property or may interfere with the management and operation of the investment.

The Company could face delays, additional costs, or the forced liquidation of its interest to resolve creditor claims. Additionally, the bankruptcy of a partner could trigger “buy-sell,” “right of first refusal,” or other forced-transfer provisions under the applicable co-ownership agreement, which may require the Company to purchase the partner’s interest at an inopportune time or at an unfavorable price.

In certain joint venture or TIC arrangements, the Company could be held liable for obligations incurred by a partner or co-owner acting on behalf of the venture, even if the Company did not approve such actions.

For example, a partner may incur debt, fail to comply with regulatory requirements, or engage in conduct resulting in litigation or penalties that affect the entire project. The Company may have limited ability to prevent such actions and may be required to contribute additional funds to preserve its investment or mitigate losses.

Interests in joint ventures or TIC arrangements are typically illiquid and may not be easily transferable without the consent of other partners or co-owners. Restrictions on transfer, rights of first refusal, or buy-sell provisions may limit the Company’s ability to exit an investment on favorable terms.

In TIC arrangements, the Company may face additional risks if one or more co-owners elect to sell their interests, as such transfers could introduce new, unfamiliar, or uncooperative co-owners into the structure.

Co-ownership arrangements could create potential conflicts of interest.

If a joint venture or TIC partner is affiliated with the Manager or any of its affiliates, conflicts of interest may arise with respect to the terms of the arrangement, management decisions, and the allocation of fees or distributions. The Manager may face competing loyalties between its duties to the Company and its interests in other affiliated entities involved in the same investment. There can be no assurance that any such conflicts will be resolved in favor of the Company or its Members.

The Company will rely to some extent on its partners’ or co-owners’ honesty, integrity, and financial management.

A joint venture or TIC partner could engage in fraud, misappropriation of funds, financial misreporting, or regulatory violations that adversely affect the value of the underlying investment. Such misconduct could include misrepresentation of expenses, diversion of cash flow, misuse of partnership assets, or noncompliance with applicable laws, any of which could result in losses to the Company.

Status Of Our Offering

As previously discussed in the Offering Circular, the Company commenced its public offering pursuant to Regulation A of $24,999,920 in its Class A and Class B non-voting membership interests on May 1, 2025 and is concurrently raising capital through an offering exempt pursuant to Regulation D, Rule 506(c) (the “Regulation D Offering”).

As of October 30, 2025, the Company had raised through this offering, proceeds of $3,908,550 and had issued 34,955 Class A and 550 Class B membership interests from sales including 3,046 Class A bonus membership interests. As of October 30, 2025, the Company had raised through its Regulation D Offering, proceeds of $3,955,100, and had issued 39,366 Class A and 185 Class B membership interests from sales including 4,042 Class A and 4 Class B bonus membership interests. In total, the Company has raised $7,863,650 in offering proceeds through both offerings.

PART III – EXHIBITS

Exhibit Index

Exhibit No.	Description

2.1	Certificate of Formation(1)
2.2	Second Amended and Restated Operating Agreement
4.1	Form of Subscription Agreement(2)
6.1	Contract with DealMaker Securities(2)
11.1	Consent of Auditor
12.1	Opinion of Legality from Dodson Robinette, PLLC

(1)	Filed as an attachment to the Company’s January 28, 2025 Preliminary Offering Circular filed on Form 1-A, File No. 24-12561.

(2)	Filed as an attachment to the Company’s February 26, 2025 Preliminary Offering Circular filed on Form 1-A, File No. 24-12561

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, on November 10, 2025.

FISYN FUND II LLC

By:	FISYN Management Company LLC,
A Texas limited liability company
its manager

By:	/s/ Rawney McVaney
Rawney McVaney, its manager

By:	/s/ Micah McVaney
Micah McVaney, its manager

This offering statement has been signed by the following persons, in the capacities, and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Rawney McVaney	Managing member of Financial Synergy Holdings LLC, the manager of FISYN Management Company LLC	November 10, 2025
Rawney McVaney	(principal executive officer and principal financial and accounting officer)

/s/ Micah McVaney	Manager of FISYN Management Company LLC	November 10, 2025
Micah McVaney